SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 4)*

AveXis, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05366U100

(CUSIP Number)

David Clark

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05366U100	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 502,014 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 502,014 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,014 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.57%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 230,585 shares held by Deerfield Special Situations Fund, L.P., 160,143 shares held by Deerfield Partners, L.P. and 111,286 shares held by Deerfield International Master Fund, L.P.

 SCHEDULE 13D

CUSIP No. 05366U100	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 230,585
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 230,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.72%
14	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 05366U100	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 160,143
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 160,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 05366U100	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield International Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 111,286
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 111,286
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 05366U100	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,343,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,343,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,343,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.21%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 05366U100	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,857,862 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,857,862 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,862 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 230,585 shares held by Deerfield Special Situations Fund, L.P., 160,143 shares held by Deerfield Partners, L.P., 1,343,202 shares held by Deerfield Private Design Fund III, L.P., 111,286 shares held by Deerfield International Master Fund, L.P. and 12,646 shares held directly by Deerfield Management Company, L.P.

SCHEDULE 13D

CUSIP No. 05366U100	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,343,202 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,343,202 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,343,202 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.21%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 1,343,202 shares held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 05366U100	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,857,862 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,857,862 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,862 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82%
14	TYPE OF REPORTING PERSON IN

(4) Comprised of 230,585 shares held by Deerfield Special Situations Fund, L.P., 160,143 shares held by Deerfield Partners, L.P., 1,343,202 shares held by Deerfield Private Design Fund III, L.P., 111,286 shares held by Deerfield International Master Fund, L.P. and 12,646 shares held by Deerfield Management Company, L.P.

CUSIP No. 05366U100	13D/A	Page 10 of 15 Pages

This Amendment No. 4 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (v) Deerfield Partners, L.P. (“Deerfield Partners”), (vi) Deerfield International Master Fund, L.P. (“Deerfield International Master Fund”), (vii) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Management, Deerfield Private Design Fund III, Deerfield Partners, Deerfield International Master Fund and Deerfield Mgmt III, the “Reporting Persons”), with respect to the securities of AveXis, Inc. (the “Company”), on February 19, 2016, as amended by Amendment Nos. 1, 2 and 3 to the Schedule 13D filed on February 2, 2017, May 31, 2017 and August 22, 2017. Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield International Master Fund are collectively referred to herein as the “Funds.”

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)       Deerfield Mgmt

Number of shares:	502,014 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund)

Percentage of shares: 1.57%*

(2)       Deerfield Management

Number of shares:	1,857,862 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield International Master Fund, and shares held directly by Deerfield Management)

Percentage of shares: 5.82%*

(3)       Deerfield Special Situations Fund

Number of shares: 230,585

Percentage of shares: 0.72%*

(4)       Deerfield Private Design Fund III

Number of shares: 1,343,202

Percentage of shares: 4.21%*

CUSIP No. 05366U100	13D/A	Page 11 of 15 Pages

(5)       Deerfield Partners

Number of Shares: 160,143

Percentage of Shares: 0.50%*

(6)       Deerfield International Master Fund

Number of Shares: 111,286

Percentage of Shares: 0.35%*

(7)       Deerfield Mgmt III

Number of shares:	1,343,202 (comprised of shares held by Deerfield Private Design Fund III)

Percentage of shares: 4.21%*

(8)       Flynn

Number of shares:	1,857,862 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Partners, Deerfield International Master Fund, Deerfield Private Design Fund III, and Deerfield Management)

Percentage of shares: 5.82%*

*Percentage beneficial ownership reported herein reflects 31,938,092 shares of Common Stock outstanding, based on 31,925,446 shares of Common Stock outstanding as of August 10, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, plus 12,646 shares of Common Stock held by Deerfield Management, which were issued upon exercise of options held by Jonathan Leff.

(b)

(1)       Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 502,014

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 502,014

(2)       Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,857,862

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,857,862

CUSIP No. 05366U100	13D/A	Page 12 of 15 Pages

(3)       Deerfield Special Situations Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 230,585

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 230,585

(4)       Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,343,202

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,343,202

(5)       Deerfield Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 160,143

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 160,143

(6)       Deerfield International Master Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 111,286

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 111,286

(7)       Deerfield Mgmt III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,343,202

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,343,202

(8)       Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,857,862

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,857,862

Flynn is the sole member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management. Deerfield Mgmt is the general partner, and Deerfield Management is the investment advisor, of Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund. Deerfield Mgmt III is the general partner, and Deerfield Management is the investment advisor, of Deerfield Private Design Fund III.

CUSIP No. 05366U100	13D/A	Page 13 of 15 Pages

(c) Transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D are set forth on Schedule A to this Amendment. Except for the Leff Option Exercise (as defined in Schedule A to this Amendment) and the Rebalancing Trade (as defined in Schedule A to this Amendment), all of the transactions reflected in Schedule A to this Amendment were effected in open market transactions on the Nasdaq Global Select Market in the ordinary course of the applicable Reporting Person’s business.

CUSIP No. 05366U100	13D/A	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2017

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MGMT III, L.P.

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

Deerfield Private Design Fund III, L.P.

By: Deerfield Mgmt III, L.P., General Partner

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

CUSIP No. 05366U100	13D/A	Page 15 of 15 Pages

DEERFIELD INTERNATIONAL MASTER FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-in-Fact

Schedule A

Reporting Person	Date	Number of Shares Sold	Price per Share*	Price Range**
Deerfield Special Situations Fund	8/28/2017	29,979	$96.24	$96.00-$96.98
Deerfield Private Design Fund III	8/28/2017	22,487	$96.24	$96.00-$96.98
Deerfield Special Situations Fund	8/28/2017	40,070	$97.57	$97.00-$97.995
Deerfield Private Design Fund III	8/28/2017	30,056	$97.57	$97.00-$97.995
Deerfield Special Situations Fund	8/28/2017	13,278	$98.28	$98.00-$98.75
Deerfield Private Design Fund III	8/28/2017	9,959	$98.28	$98.00-$98.75
Deerfield Special Situations Fund	8/29/2017	6,764	$93.36	$93.00-$93.71
Deerfield Private Design Fund III	8/29/2017	5,074	$93.36	$93.00-$93.71
Deerfield Special Situations Fund	8/30/2017	2,573	$90.92	$90.90-$90.97
Deerfield Private Design Fund III	8/30/2017	1,929	$90.92	$90.90-$90.97
Deerfield Special Situations Fund	8/30/2017	6,956	$92.58	$92.50 -$ 93.00
Deerfield Private Design Fund III	8/30/2017	5,218	$92.58	$92.50 - $93.00
Deerfield Special Situations Fund	8/31/2017	6,032	$91.96	$91.31 - $92.305
Deerfield Private Design Fund III	8/31/2017	4,524	$91.96	$91.31 - $92.305
Deerfield Special Situations Fund	8/31/2017	19,855	$92.71	$92.32 - $93.29

Deerfield Private Design Fund III	8/31/2017	14,893	$92.71	$92.32 - $93.29
Deerfield Special Situations Fund	8/31/2017	11,804	$93.36	$93.33-$93.395
Deerfield Private Design Fund III	8/31/2017	8,855	$93.36	$93.33-$93.395
Deerfield Special Situations Fund	9/1/2017	5,686	$92.90	$92.61 - $93.13
Deerfield Private Design Fund III	9/1/2017	4,266	$92.90	$92.61 - $93.13
Deerfield Special Situations Fund	9/1/2017	8,377	$94.02	$94.00-$94.50
Deerfield Private Design Fund III	9/1/2017	6,283	$94.02	$94.00-$94.50
Deerfield Special Situations Fund	9/5/2017	6,140	$90.52	$90.03 - $91.02
Deerfield Private Design Fund III	9/5/2017	4,605	$90.52	$90.03 - $91.02
Deerfield Special Situations Fund	9/5/2017	3,332	$91.55	$91.03 - $92.02
Deerfield Private Design Fund III	9/5/2017	2,499	$91.55	$91.03 - $92.02
Deerfield Special Situations Fund	9/5/2017	1,943	$92.44	$92.03 - $92.96
Deerfield Private Design Fund III	9/5/2017	1,458	$92.44	$92.03 - $92.96
Deerfield Special Situations Fund	9/5/2017	800	$93.41	$93.03 - $93.73
Deerfield Private Design Fund III	9/5/2017	600	$93.41	$93.03 - $93.73
Deerfield Special Situations Fund	9/5/2017	114	$94.22	$94.20-$94.27
Deerfield Private Design Fund III	9/5/2017	86	$94.22	$94.20-$94.27

Deerfield Special Situations Fund	9/5/2017	285	$91.07	$90.99-$91.78
Deerfield Private Design Fund III	9/5/2017	2,318	$91.07	$90.99-$91.78
Deerfield Special Situations Fund	9/5/2017	825	$92.33	$92.00-$92.73
Deerfield Private Design Fund III	9/5/2017	6,710	$92.33	$92.00-$92.73
Deerfield Special Situations Fund	9/5/2017	699	$93.45	$93.00-$93.76
Deerfield Private Design Fund III	9/5/2017	5,688	$93.45	$93.00-$93.76
Deerfield Special Situations Fund	9/5/2017	497	$94.30 (1)	(1)
Deerfield Private Design Fund III	9/5/2017	4,043	$94.30 (1)	(1)
Deerfield Special Situations Fund	9/6/2017	2,819	$91.51	$91.00-$91.9675
Deerfield Private Design Fund III	9/6/2017	22,915	$91.51	$91.00-$91.9675
Deerfield Special Situations Fund	9/6/2017	7,846	$92.39	$92.00-$92.915
Deerfield Private Design Fund III	9/6/2017	63,783	$92.39	$92.00-$92.915
Deerfield Special Situations Fund	9/7/2017	4,283	$93.35	$93.00-$93.83
Deerfield Private Design Fund III	9/7/2017	34,821	$93.35	$93.00-$93.83
Deerfield Special Situations Fund	9/8/2017	2,069	$92.92	$92.85-$93.18
Deerfield Private Design Fund III	9/8/2017	16,818	$92.92	$92.85-$93.18

*Except as otherwise indicated in footnote (1), each price per share reported in the “Price per Share” column of this Schedule A is a weighted average price. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the “Price Range” column of this Schedule A.

**Except as otherwise indicated in footnote (1), the shares were sold in multiple transactions at prices within the price range indicated.

(1) The shares were sold in multiple transactions at a single price of $94.30 per share.

In addition to the transactions set forth in the table above:

•	on August 28, 2017, Jonathan Leff, a partner of Deerfield Management Company, L.P. and a former director of the Issuer, exercised in full options to purchase an aggregate of 15,931 shares of Common Stock, on a cashless basis, for 12,646 shares of Common Stock (based on a $20 per share exercise price, and a closing price of $96.98 per share on the date of exercise). As previously disclosed, such options were held for the benefit of Deerfield Management Company, L.P., and such shares were transferred to Deerfield Management Company on September 8, 2017. Such exercise and transfer are referred to in the Schedule 13D as the “Leff Option Exercise.”

•	on September 1, 2017, Deerfield International transferred an aggregate of 40,714 shares of Common Stock to Deerfield Partner at a price of $93.35 per share in a private transaction in connection with fund rebalancing (the “Rebalancing Trade”).